UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 17, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Codexis, Inc.

File No. 1-34705 - CF#36113

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   Codexis, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 15, 2018.

   Based on representations by Codexis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time perios specified:

    Exhibit 10.10   through October 11, 2031

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Robert Errett
          Chief, Disclosure Management Office